PARLUX FRAGRANCES, INC.

3725 S.W. 30th Avenue

Fort Lauderdale, Florida 33312

April 26, 2006

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Peggy Kim

Via Edgar

Re:

Parlux Fragrances, Inc.

Registration Statement on Form S-3 and Form S-3/A

Filed March 9, 2006 and April 12, 2006, respectively

File No. 333-132288

Dear Ms. Kim:

Parlux Fragrances, Inc. (“Parlux”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on May 1, 2006, at 11:00 a.m. New York City time, or as soon thereafter as is practicable.

Parlux acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Parlux from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Parlux may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Parlux understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement on Form S-3 as a confirmation of the fact that Parlux is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement No. 333-13228, as amended.

Very truly yours,

/s/ Frank A. Buttacavoli

Frank A. Buttacavoli

Executive Vice President/ COO / CFO

cc: Matthew C. McMurdo, Esq.